UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549


 SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

First Kansas Financial Corporation
(Name of Issuer)


Common Stock, No Par Value Per Share
(Title of Class of Securities)


320651102
(CUSIP Number)

Gilbert H. Davis, Esq.
Sims Moss Kline & Davis LLP
400 Northpark Town Center, Suite 310
1000 Abernathy Road, N.E.
Atlanta, Georgia 30328
(770) 481-7200
(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)


November 2, 1999
(Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the
following box [   ].


	13D
CUSIP No. 320651102


1	NAME OF REPORTING PERSON:

Bradford M. Johnson

 2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) [ ] (b) [   ]


3	SEC USE ONLY



4	SOURCE OF FUNDS:	PF



5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
TO ITEMS 2(d) or 2(e) [   ]


6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States


  NUMBER OF		7    SOLE VOTING POWER:		124,200
      SHARES
BENEFICIALLY	8    SHARED VOTING POWER:		0
    OWNED BY
        EACH		9    SOLE DISPOSITIVE POWER:	124,200
   REPORTING
      PERSON		10  SHARED DISPOSITIVE POWER:	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:  124,200


12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*  [    ]


13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  	9.0%


14	TYPE OF REPORTING PERSON: 	IN


Item 1.		Security and Issuer.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated June 29, 1998 relating to the common stock, par value $0.10 per share, of First Kansas Financial Corporation (the "Company") (such initial Schedule 13D shall hereinafter be referred to as the "Statement"). Unless otherwise indicated, all defined terms used in this Amendment No. 1 to the Statement (this "Amendment") shall have the same meanings as those set forth in the Statement. There has been no material change in the information included in the Statement except as regards the information contained in Items 5 and 7 of the Statement, which is supplemented as set forth below.

Item 5.		Interest in Securities of the Issuer.

As the result of additional purchases of Company stock by the parties filing this Statement, Mr. Johnson may now be deemed to be the beneficial owner of a total of 124,200 shares of the Company stock, representing approximately 9.0% of the issued and outstanding shares of the Company, under the rules and regulations of the Securities and Exchange Commission. Mr. Johnson currently has sole power to direct the voting and disposition of all such shares.

The percentages of outstanding shares of the Company stock set out in the preceding paragraph are computed based on a total of 1,386,930 outstanding shares of Company stock as indicated on the Company's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1999.

During the past 60 days, Mr. Johnson has engaged in the following transactions in shares of the Company stock in addition to those disclosed in the original
Statement:

         No. of Shares		    Price
Date  		 Purchased/(Sold) 	Per Share

11/02/99		(20,000)		   $11 5/16

Each of the above transactions was effected on the open market through Nasdaq National Market System.

Item 7.		Material to be Filed as Exhibits.

Filed as exhibits hereto are the following:

7.2  Letter from Mr. Johnson to Company Chief Executive Officer.


	Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 9, 1999		  /s/ Bradford M. Johnson

Bradford M. Johnson

Exhibit 7.2

	Letter from Mr. Johnson to Company Chief Executive Officer

BRADFORD M. JOHNSON

P.O. Box 8208
Shawnee Mission, KS 66208


	November 8, 1999

Mr. Larry V. Bailey
President
First Kansas Financial Corp.
600 Main Street
Osawatomie, KS 66064

Dear Larry:

	This is to confirm that I'm lowering my holdings in "FKAN," mainly to avoid burdensome paperwork at this time (if I were to maintain the same level of holdings after the stock repurchases).

	I have not changed my view that FKAN's long-term prospects should be bright.

	I do look forward, however, to the materializing of a more bank-like business mix and a strategic plan with a target 15% return on equity, which I hope will go hand-in-hand.

	With best regards,

						Sincerely,

						/s/ Bradford M. Johnson

						Bradford M. Johnson


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